Exhibit 99.2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Amounts in thousands of euros, except per share amounts)

	Six Months Ended June 30,
	2018	2017
	€	€

Operating income

Revenues

Other income	2,265	1,788

Total operating income	2,265	1,788

Operating expenses

Research and development	(16,752)	(12,082)

General and administrative	(7,393)	(3,895)

Total operating expenses	(24,145)	(15,977)

Operating loss	(21,880)	(14,189)

Financial income	2,966	160

Financial expenses	(42)	(47)

Financial income	2,924	114

Income tax	(14)	(5)

Net loss	(18,970)	(14,081)

Basic / diluted loss per share (€/share)	(1.06)	(1.42)